EXHIBIT 99.2

Antalpha Subsidiary Purchases $134 Million in Tether Gold (XAU₮)

Prestige Wealth Inc. (NASDAQ: AURE) Plans to be Renamed Aurelion Inc., Subject to Customary Approvals
Aurelion Treasury is the First NASDAQ-listed Tether Gold Treasury

SINGAPORE, Oct. 14, 2025 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha"), a leading institutional digital asset financing platform, today announced that its subsidiary, Prestige Wealth Inc., (“Aurelion”) has completed the purchase of $134 million in Tether Gold (XAU₮) at $4,021.81 per XAU₮. Aurelion, NASDAQ’s first Tether Gold (XAU₮) Treasury, began to trade under the symbol (NASDAQ: AURE) on October 13, 2025; it previously traded under the symbol (NASDAQ: PWM). The Company plans to be renamed to “Aurelion Inc.,” subject to customary approvals.

On October 10, 2025, Aurelion completed $150 million financing (‘Aurelion financing”), which includes approximately $100 million in PIPE proceeds and a $50 million, three-year senior debt facility (the “Facility”). Antalpha led the $150 million financing with a $43 million PIPE investment and acquired controlling voting rights in Aurelion.

The Antalpha Reserve 2.0 initiative began earlier this year through a pilot program to acquire $20 million of Tether Gold (XAU₮). In early October, Antalpha announced a collaboration with Tether to launch the Antalpha RWA Hub, to increase access to tokenized gold. This follows Antalpha’s anchor investment in Aurelion financing, which will allow Antalpha to grow its balance sheet and increase collateral resilience.

Gold has served as the ultimate benchmark of value for over 5,000 years, consistently providing a natural hedge against macroeconomic volatility and political uncertainty. With Aurelion committing to Tether Gold (XAU₮) as its sole treasury reserve, Antalpha aims to smooth volatility, preserve liquidity and increase collateral resilience, reflecting its long-standing management philosophy of risk management first. As part of Antalpha Reserve 2.0, management expects new business opportunities to emerge. For example, Antalpha can now offer Tether Gold (XAU₮) collateralized loans through the Antalpha Prime platform. Aurelion also plans to lend its unencumbered Tether Gold (XAU₮) to Antalpha as collateral and receive a technology fee in return. Antalpha will assume all default risk from funding derived from the borrowed collateral and lent to its end customers. In parallel, Aurelion will continue to offer its wealth management and asset management services.

Conference Call Scheduled
Antalpha management will host a conference call at 8:30 am U.S. Eastern Standard Time on Tuesday, October 14, 2025, to discuss the Aurelion Treasury.

To attend, please register in advance at: https://register-conf.media-server.com/register/BIdf5d33a26d64454da01f41f3d6c9610e.

Upon registration, you will receive the dial-in number, passcode, and your unique access PIN, as well as an email with a calendar invite.

A live webcast can be accessed at https://edge.media-server.com/mmc/p/bt67nb59.

A replay of the conference call will also be available on the Company’s investor relations website at https://ir.antalpha.com.

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

About Aurelion
Aurelion (NASDAQ: AURE), NASDAQ’s first Tether Gold (XAU₮) Treasury, combines the stability of physical gold with the efficiency of blockchain, providing the public and institutions access to tokenized gold that can serve as a safe haven to inflation, currency devaluation and crypto volatility. Aurelion plans to lend its unencumbered Tether Gold to Antalpha as collateral and receive a technology fee in return. Antalpha will assume all default risk from funding derived from lending the borrowed collateral to its end customers. In parallel, Aurelion will continue to offer its wealth management and asset management services.

About Tether Gold (XAU₮)
Tether Gold (XAU₮) is a digital asset offered by TG Commodities, S.A. de C.V. One full XAU₮ token represents one troy fine ounce of gold on a London Good Delivery bar. XAU₮ is available as an ERC-20 token on the Ethereum blockchain. The token can be traded or moved easily 24/7. XAU₮ allocated gold is identifiable with a unique serial number, purity, and weight, and is redeemable.

About Antalpha RWA Hub
Antalpha RWA Hub is Antalpha's dedicated Real-World Assets (“RWA”) infrastructure platform, currently focused on providing liquidity and services for gold-based RWAs.

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as: “anticipate,” “aspire,” “intend,” “plan,” “offer,” “goal,” “objective,” “potential,” “seek,” “believe,” “project,” “estimate,” “expect,” “forecast,” “assume,” “strategy,” “target,” “trend,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. These statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the relevant business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions, including the anticipated performance of gold, Tether Gold (XAU₮), or any other gold-related product. These statements are not historical facts nor assurance of future performance, and include, among others, statements regarding Antalpha and Aurelion’s plans for purchasing additional XAU₮, , integration plans, the anticipated benefits of the transaction, and Antalpha’s Reserve 2.0 digital treasury strategy. Forward-looking statements also include expectations regarding the purchase, holding, and management of XAU₮, and potential future capital deployment.

Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially, including regulatory review, integration challenges, market price volatility of XAU₮, liquidity risks, counterparty and custodial risks, technological and regulatory developments, accounting treatment, and other factors described in Antalpha’s filings with the SEC. All information in this press release is provided as of the date hereof, and Antalpha undertakes no duty to update any forward-looking statements except as required under applicable law.

Contacts
Investor Contact: ir@antalpha.com